Via Facsimile and U.S. Mail
Mail Stop 6010

March 31, 2006

Carl Spana, Ph. D.
President and Chief Executive Officer
Palatin Technologies, Inc.
4C Cedarbrook Drive
Cranbury, NJ 08512

> **Re: Palatin Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **File No. 1-15543**

Dear Dr. Spana:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief